Exhibit (m)(iv)(B)

DIREXION FUNDS

C CLASS

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds Class C Distribution Plan shall be as follows:

Direxion Indexed Commodity Strategy Fund
Direxion Indexed Managed Futures Strategy Fund
Direxion Hilton Tactical Income Fund

Up to 1.00% of the average daily net assets

Last Revised:  February 12, 2015.